Exhibit 23.1



RESPEC Company, LLC
3824 Jet Drive
Rapid City, SD 57703

CONSENT OF RESPEC COMPANY, LLC

RESPEC Company, LLC (the "Expert"), in connection with the Form 6-K dated as of the date of this consent, filed by Guardian Metal Resources PLC (the "Company") and any amendments and/or exhibits thereto (collectively, the "Form 6-K") disclosing the Pre-Feasibility Study for the Company's Pilot Mountain Tungsten Project (the "PFS"), consents to:

i.   the public filing and use of the PFS, titled "S-K 1300 Preliminary Feasibility Study Technical Report, Pilot Mountain Tungsten Project, Mineral County, Nevada, USA", with an effective date of June 30, 2026, portions of which were prepared by the Expert and in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the "SEC"), as an exhibit to and/or referenced in the Form 6-K;

ii.   the use of and references to the Expert, including its status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 6-K and the PFS; and

iii.   the information derived, summarized, quoted or referenced from the PFS, or portions thereof, that was prepared by the Expert, that the Expert supervised the preparation of and/or that was reviewed and approved by the Expert, that is included or incorporated by reference in the Form 6-K.

Report Effective Date: June 30, 2026

Consent Date: June 30, 2026

/s/ Michael S. Lindholm
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Michael S. Lindholm
Principal Geologist
RESPEC Company, LLC

210 SOUTH ROCK BOULEVARD
RENO, NV 89502
775.856.5700

respec.com

M0488.25002